                                         SEC FILE NO. 333-50564 FILED 11/22/2000

                    U. S. Securities and Exchange Commission
                             Washington, D.C. 20549

                         Post-Effective Amendment No. 1


                                    FORM SB-2

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                              IBIZ TECHNOLOGY CORP.
                              ---------------------
                 (Name of small business issuer in its charter)

         Florida                    7379                 86-0933890
         -------                    ----                 ----------
 (State or jurisdiction      (Primary Standard     (I.R.S. Identification No.)
   of incorporation or      Industrial Employer
      organization)         Classification Code
                                  Number)

              1919 West Lone Cactus Drive, Phoenix, Arizona 85021,
                                 (623) 492-9200
         (Address and telephone number of principal executive offices)

   1919 West Lone Cactus Drive, Phoenix, Arizona 85021 (Address of principal place of business or intended principal
                               place of business)

                      Robert L. Lane, Lane & Ehrlich, Ltd
           4001 N. Third St., Suite 400, Phoenix, Arizona 85012-2065,
                                 (602) 264-4442
           (Name, address and telephone number of agent for service)

                                    Copy to:
                          Stephen R. Boatwright, Esq.
                             Gammage & Burnham, PLC
          Two North Central Avenue, 18th Floor, Phoenix, Arizona 85004
                                 (602) 256-0566

       Approximate date of proposed sale to the public: December 11,2000.

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier
effective registration statement for the same offering.            [ ]_________

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.                                             [ ]_________

      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.                                             [ ]_________

      If delivery of the prospectus is expected to be made pursuant to Rule 434,
please check the following box.                                    [ ]_________

                         CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------------------------------------
                                                             Proposed
                                                              maximum       Proposed maximum     AMOUNT OF
Title of each class of securities to     Amount to be      offering price       aggregate       REGISTRATION
            be registered                registered(1)      per share(3)    offering price(3)      FEE(3)
-------------------------------------------------------------------------------------------------------------
Common stock, $0.001 par value             50,000,000(2)        $0.325        $16,250,000.00       $4,290.00
Common stock, $0.001 par value                223,000(4)        $0.325        $    72,475.00       $   19.14
Common stock, $0.001 par value                278,750(5)        $0.325        $    90,593.75       $   33.92
-------------------------------------------------------------------------------------------------------------

(1) Represents the shares of common stock being registered for resale by the selling securityholders.

(2) Pursuant to a registration rights agreement between us and certain selling securityholders, we were required to register a sufficient number of shares so that upon conversion of certain of our eight percent convertible notes and certain warrants issued in connection therewith, the selling securityholder could resell all registered securities. Pursuant to Rule 416, the shares of common stock offered hereby also include such presently indeterminate number of shares of common stock as shall be issued by us to the selling securityholders upon conversion of the notes. That number of shares is subject to adjustment under anti-dilution provisions included in the notes covering the additional issuance of shares by iBIZ resulting from stock splits, stock dividends or similar transactions. This presentation is not intended to constitute a prediction as to the future market price of the common stock or as to the number of shares of common stock issuable upon conversion of the notes.

(3) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act, based on the average ($0.325) of the bid ($0.300) and asked ($0.350) price on the NASD OTC Bulletin Board on November 20, 2000.

(4)   Represents Shares Issued pursuant to Subscription
      Agreements.

(5)   Represents Warrants Issued pursuant to Subscription
      Agreements.

      The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Limitation of Liability and Indemnification Matters. iBIZ's Articles of Incorporation, as amended, provide to the fullest extent permitted by Florida law, a director or officer of iBIZ shall not be personally liable to iBIZ or its shareholders for damages for breach of such director's or officer's fiduciary duty. The effect of this provision of iBIZ's Articles of Incorporation, as amended, is to eliminate the right of iBIZ and its shareholders (through shareholders' derivative suits on behalf of iBIZ) to recover damages against a director or officer for breach of the fiduciary duty of care as a director or officer (including breaches resulting from negligent or grossly negligent behavior), except under certain situations defined by statute. iBIZ believes that the indemnification provisions in its Articles of Incorporation, as amended, are necessary to attract and retain qualified persons as directors and officers.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The follow table sets forth the estimated costs and expenses incurred by the selling securityholders in connection with this Offering.


       SEC Registration Fee                              $ 4,333.06
       Legal Fees and Expenses                           $15,000.00
       Accounting Fees and Expenses                      $ 3,000.00
       Printing Expenses                                 $10,000.00
       Blue Sky Fees and Expenses                        $     0.00
       ------------------------------------------------------------
       TOTAL(1)                                          $32,333.06
       ------------------------------------------------------------

1. Except for the SEC registration fee, all fees and expenses are estimates.

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES

         iBIZ Technology Corp.

         On July 10, 1998, iBIZ issued 3,000,000 shares of common stock, $0.001 par value, at a sales price of $0.05 per share totaling $150,000. iBIZ relied upon Regulation D, Rule 504 promulgated under the Securities Act with respect to these sales.

         Between November 13, 1998 and January 13, 1999, iBIZ issued 540,318 shares of common stock, $0.001 par value, at a sales price of $0.35 per share totaling $189,111.30. iBIZ relied upon Regulation D, Rule 506 promulgated under the Securities Act with respect to these sales.

         Effective January 1, 1999, iBIZ entered into a Plan of Reorganization and Share Exchange Agreement with INVNSYS and the below referenced individuals. Pursuant to the Reorganization, iBIZ issued 16,000,000 shares of common stock, $0.001 par value, in exchange for one hundred percent (100%) of the outstanding shares of INVNSYS. The shares were allocated as follows:


                                                         NO. OF SHARES
          ------------------------------------------------------------
          Moorea Trust dated December 18, 1991              12,120,000
          Terry Ratliff                                      1,771,200
          Mark Perkins                                       1,771,200
          Paul Russo                                            46,400
          Frank Ligammari                                       33,600
          Richard Bielfelt                                      28,800
          Terry Neild                                          228,800
          ------------------------------------------------------------


         The shares issued by iBIZ were issued pursuant to the exemption provided by Section 4(2) of the Securities Act.

         From March 8, 1999 through November 18, 1999, iBIZ issued 1,730,100 shares of common stock, $0.001 par value, at a sales price of $0.50 per share and 640,318 shares of common stock, $0.001 par value, at a sales price of $0.35 totaling an aggregate of $1,089,161. iBIZ relied upon Regulation D, Rule 506 promulgated under the Securities Act with respect to these sales.

         From April 22, 1999 through May 13, 1999, iBIZ issued options to purchase 2,850,000 shares of common stock, $0.001 par value to employees and various consultants. The exercise price of the options is the fair market value on the date of grant, which ranged from $0.75 to $1.00 per share. iBIZ relied upon either Rule 701 or Section 4(2) with respect to the granting of the options.

         On June 30, 1999, iBIZ issued Two Hundred Thousand Dollars ($200,000.00) of 8% Debentures. The 8% Debentures are due on June 21, 2000, bear interest at eight percent (8%) per annum, and are unsecured. Under the terms of the 8% Debentures, iBIZ is obligated to include the shares issuable upon conversion of the 8% Debentures in this registration statement. Upon the effectiveness of this registration statement, the 8% Debentures shall automatically convert to 300,000 fully paid and nonassessable shares of common stock, $0.001 par value.

         Effective May 1999, iBIZ issued a warrant entitling the holder to acquire 400,000 shares of common stock, $0.001 par value, at an exercise price of $0.75 per share for the first 300,000 shares and $1.00 per share for the remaining 100,000 shares.

         In November 1999, iBIZ issued Six Hundred Thousand Dollars ($600,000.00) of 7% Debentures (the "$600k 7% Debentures") to Globe United Holdings, Inc. ("Globe"). Thereafter, in December 1999, iBIZ issued to Globe an additional One Million Dollars ($1,000,000.00) of 7% Debentures (the "$1000k 7% Debentures). On December 6, 1999, Globe converted $200,000 of the $600k 7% Debentures, plus accrued interest to date. Pursuant to the applicable conversion formula, iBIZ issued 300,962 shares of common stock.

         In connection with the issuance of the $600k 7% Debentures, iBIZ issued a warrant to purchase 100,000 shares of common stock at a purchase price of $0.94 per share. The warrant is immediately exercisable and expires November 9, 2004.

         In connection with the issuance of the $1000k 7% Debentures, iBIZ issued a warrant to purchase 200,000 shares of common stock at a purchase price of $0.94 per share. The warrant is immediately exercisable and expires December 28, 2004 (collectively the "Warrants).

         iBIZ relied upon Regulation D, Rule 506 promulgated under the Securities Act with respect to the issuance of the 7% Debentures and the Warrants.

         On January 7, 2000, iBIZ issued 250,000 shares of common stock, $0.001 par value, at a sales price of $1.10 per share for a total amount of $275,000. iBIZ relied upon Regulation D, Rule 506 promulgated under the Securities Act with respect this sale.

         On January 10, 2000, iBIZ issued warrants to purchase an aggregate of 281,250 shares of common stock at a purchase price of $0.99 per share. The warrant is immediately exercisable and expires December 29, 2004. The warrants have terms of five years and are immediately exercisable. iBIZ relied upon either Section 4(2) or Regulation D, Rule 506 promulgated under the Securities Act with respect to these warrants.

         On January 10, 2000, iBIZ issued a warrant to purchase an aggregate of 281,250 shares of common stock at a purchase price of $0.99 per share. The warrant is immediately exercisable and expires December 29, 2004. iBIZ relied upon either Section 4(2) or Regulation D, Rule 506 promulgated under the Securities Act with respect this warrant.

         On March 27, 2000, iBIZ issued a warrant to purchase an aggregate of 240,000 shares of common stock at a purchase price of $2.05 per share. The warrant is immediately exercisable and expires March 27, 2005. iBIZ relied upon either Section 4(2) or Regulation D, Rule 506 promulgated under the Securities Act with respect this warrant.

         On June 1, 2000 and June 21, 2000, the $1,600,000 debenture holder converted $200,000 of debentures into 362,653 common shares. On September 6, 2000, and on September 14, 2000, $650,000 of the principal amount of the Debentures was converted into 2,172,247 shares of common stock. iBIZ relied upon either Section 4(2) or Regulation D, Rule 506 promulgated under the Securities Act with respect to the issuance of these shares.

         In April of 2000, 1,297,375 shares of common stock were issued in lieu of payment of payroll bonuses, in lieu of payment for services rendered, for fees and costs for issuance of stock, for an account payable, and for cash from warrants and stock options. iBIZ relied upon either Section 4(2) or Regulation D, Rule 506 promulgated under the Securities Act with respect to the issuance of these shares.

         On June 16, 2000, a Financial Consulting Services Agreement was entered into between iBIZ Technology Corp., and Travis Morgan Securities. The consultant was initially paid with 150,000 shares of iBIZ common stock, with a right of first refusal to participate in any subsequent offerings or mergers. An option for an additional 150,00 shares was also granted to the consultant, with a term of one year. These options are exercisable in 50,000 increments at certain strike prices.

         On July 6, 2000, an Agreement was entered into between iBIZ Corporation, Anthony Sklar and Blaine Ruzycki. Both Sklar's and Ruzycki's compensation is in the form of iBIZ common stock. Sklar received 80,000 shares valued at $0.80 per share, and Ruzycki received 400,000 shares valued at $0.80 per share.

         Between August 1, 2000 and September 25, 2000, the Company issued 3,040,918 shares of Common Stock to 18 different parties at sales prices ranging from $0.30 to $0.55 cents per share for a total amount of approximately $1,050,000. The Company also issued warrants to purchase approximately 805,000 shares of Common Stock at exercise prices ranging from $0.50 to $5.00. iBIZ relied on either Regulation D, Rule 506 or Section 4(2) under the Securities Act with respect to these sales.

ITEM 27. INDEX TO EXHIBITS

  Exhibit No.    DESCRIPTION
--------------------------------------------------------------------------------
    2.01(1)      Plan of Reorganization and Stock Exchange Agreement dated
                 January 1, 1999
    3.01(1)      Articles of Incorporation, as amended
    3.02(1)      Bylaws
    5.06(9)      Opinion of Gammage & Burnham, P.L.C.
    10.01(1)     Citrix Business Alliance Membership Agreement dated February
                 10, 1999, between INVNSYS and Citrix Systems, Inc.
    10.02(1)     Client Software License Agreement dated December 30, 1998, between INVNSYS and Citrix Systems, Inc.
    10.03(1)     IBIZ Technology Corporation Distributed Software License
                 Agreement dated June 2, 1999, between iBIZ and Jeremy Radlow
    10.04(1)     3Com Designed for Palm Computing Platform Logo License
                 Agreement, between iBIZ and Palm Computing, Inc.
    10.05(1)     IBIZ Technology Corp. Stock Option Plan dated January 31, 1999
    10.06(1)     Form of Stock Option
    10.07(1)     Lease Agreement dated June 1, 1999, between iBIZ and Lone
                 Cactus Capital Group, L.L.C.
    10.08(1)     Strategic Teaming and Marketing Agreement dated February 18,
                 1999, between iBIZ and Global Telephone Communication, Inc.
    10.09(1)     Form of iBIZ Technology Corp. Common Stock Purchase Warrant
    10.10(1)     Form of iBIZ Technology Corp. Convertible Debenture
    10.11(1)     Employment Agreement dated March 5, 1999, as amended, between
                 iBIZ, INVNSYS and Kenneth Schilling
    10.12(1)     Employment Agreement dated March 5, 1999, as amended, between
                 iBIZ, INVNSYS and Terry Ratliff
    10.13(1)     Employment Agreement dated March 5, 1999, as amended, between
                 iBIZ, INVNSYS and Mark Perkins
    10.14(2)     Securities Purchase Agreement dated November 9, 1999, between
                 iBIZ and Globe United Holdings, Inc.
    10.15(2)     7% Convertible Debenture Due November 9, 2004, between iBIZ and
                 Globe United Holdings, Inc.

    10.16(2)     Warrant dated November 9, 1999
    10.17(2)     Registration Rights Agreement dated November 9, 1999, between
                 iBIZ and Globe United Holdings, Inc.
    10.18(3)     Securities Purchase Agreement dated December 29, 1999, between
                 iBIZ and Globe United Holdings, Inc.
    10.19(3)     7% Convertible Debenture Due December 29, 2004, between iBIZ and Globe United Holdings, Inc.
    10.20(3)     Warrant dated December 29, 1999
    10.21(3)     Registration Rights Agreement dated December 29, 1999, between
                 iBIZ and Globe United Holdings, Inc.
    10.22(3)     Subscription Agreement for Common Stock of iBIZ Technology
                 Corp.
    10.23(4)     Master Distribution Agreement dated January 12, 2000, between
                 iBIZ and Harsper Co. Ltd.
    10.24(5)     Letter Agreement dated December 14, 1999, between iBIZ and
                 Josephthal & Co., Inc.
    10.25(5)     Financial Project Management Agreement dated January 20, 2000, between iBIZ and Equinet, Inc.
    10.26(6)     Securities Purchase Agreement dated March 27, 2000, between
                 iBIZ and Lites Trading, Co.
    10.27(6)     7% Convertible Debenture Due March 27, 2000, between iBIZ and
                 Lites Trading, Co.
    10.28(6)     Warrant dated March 27, 2000
    10.29(6)     Registration Rights Agreement dated March 27, 2000, between
                 iBIZ and Lites Trading, Co.
    10.30(6)     Letter Agreement dated March 27, 2000, from Globe United
                 Holdings to iBIZ
    10.31(8)     Financial Consulting Services Agreement dated June 16, 2000 with Travis Morgan Securities.
    10.32(8)     Agreement with the Partnership of Sklar and Ruzycki dated
                 July 6, 2000.
    10.33(4)     Form of Warrant dated August 30, 2000 (six warrants by and between iBIZ Technology Corp., and various warrant holders)
    10.34(3)     Form of Warrant dated May 17, 2000 (four warrants by and
                 between iBIZ Technology Corp., and various warrant holders)
    10.35(9)     Subscription Agreement for Notes Convertible into
                 Common Stock of iBIZ Technology Corp.
    10.36(9)     Form of 8% Convertible Notes Due Oct. 30, 2002
    10.37(9)     Funds Escrow  Agreement
    10.38(9)     Form of Warrant dated Oct. 30, 2000.
    21.01(1)     Subsidiaries of Registrant
    23.04(9)     Consent of Moffitt & Company
    27.02(7)     Financial Data Schedule
    99.01(9)     Press Release dated January 12, 2001
                 --------------------------------------------------------------------------------

---------------
(1) Incorporated by reference from iBIZ's Form 10-SB, File No. 027619, filed with the SEC on October 13, 1999
(2) Incorporated by reference from iBIZ's Form 10-SB/A, File No. 027619, filed with the SEC on December 1, 1999.
(3) Incorporated by reference from iBIZ's Form SB-2, File No. 333-94409, filed with the SEC on January 11, 2000.
(4) Incorporated by reference from iBIZ's Form 10-KSB, File No. 027619, filed with the SEC on January 27, 2000.
(5) Incorporated by reference from iBIZ's Form 10-QSB, File No. 027619, filed with the SEC on March 16, 2000.
(6) Incorporated by reference from iBIZ's Form SB-2, File No. 333-34936, filed with the SEC on April 17, 2000.
(7) Incorporated by reference from iBIZ's Form 10-QSB, File No. 027619, filed with the SEC on September 14, 2000.
(8) Incorporated by reference from iBIZ's Form 10-QSB, File No. 027619, filed with the SEC on July 27, 2000.
(9)      Filed herewith.


ITEM 28. UNDERTAKINGS

         (a) The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this Registration Statement:

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

                  (ii) reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information set forth in this Registration Statement; and

                  (iii) include any additional or changed material information on the plan of distribution.

         (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

         (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Phoenix, State of Arizona on January 19, 2001.

                                     iBIZ Technology Corp.,
                                     a Florida Corporation

                                     By: /s/ Kenneth W. Schilling
                                        ----------------------------------------
                                          Kenneth W. Schilling, President,
                                          Director

                                     By: /s/ Terry S. Ratliff
                                        ----------------------------------------
                                          Terry S. Ratliff, Vice President,
                                          Comptroller, Director

                                     By: /s/ Mark H. Perkins
                                        ----------------------------------------
                                          Mark H. Perkins, Vice President of
                                          Operations, Director

                                 EXHIBIT INDEX

  Exhibit No.    DESCRIPTION
--------------------------------------------------------------------------------
    2.01(1)      Plan of Reorganization and Stock Exchange Agreement dated
                 January 1, 1999
    3.01(1)      Articles of Incorporation, as amended
    3.02(1)      Bylaws
    5.06(9)      Opinion of Gammage & Burnham, P.L.C.
    10.01(1)     Citrix Business Alliance Membership Agreement dated February
                 10, 1999, between INVNSYS and Citrix Systems, Inc.
    10.02(1)     Client Software License Agreement dated December 30, 1998, between INVNSYS and Citrix Systems, Inc.
    10.03(1)     IBIZ Technology Corporation Distributed Software License
                 Agreement dated June 2, 1999, between iBIZ and Jeremy Radlow
    10.04(1)     3Com Designed for Palm Computing Platform Logo License
                 Agreement, between iBIZ and Palm Computing, Inc.
    10.05(1)     IBIZ Technology Corp. Stock Option Plan dated January 31, 1999
    10.06(1)     Form of Stock Option
    10.07(1)     Lease Agreement dated June 1, 1999, between iBIZ and Lone
                 Cactus Capital Group, L.L.C.
    10.08(1)     Strategic Teaming and Marketing Agreement dated February 18,
                 1999, between iBIZ and Global Telephone Communication, Inc.
    10.09(1)     Form of iBIZ Technology Corp. Common Stock Purchase Warrant
    10.10(1)     Form of iBIZ Technology Corp. Convertible Debenture
    10.11(1)     Employment Agreement dated March 5, 1999, as amended, between
                 iBIZ, INVNSYS and Kenneth Schilling
    10.12(1)     Employment Agreement dated March 5, 1999, as amended, between
                 iBIZ, INVNSYS and Terry Ratliff
    10.13(1)     Employment Agreement dated March 5, 1999, as amended, between
                 iBIZ, INVNSYS and Mark Perkins
    10.14(2)     Securities Purchase Agreement dated November 9, 1999, between
                 iBIZ and Globe United Holdings, Inc.
    10.15(2)     7% Convertible Debenture Due November 9, 2004, between iBIZ and
                 Globe United Holdings, Inc.

    10.16(2)     Warrant dated November 9, 1999
    10.17(2)     Registration Rights Agreement dated November 9, 1999, between
                 iBIZ and Globe United Holdings, Inc.
    10.18(3)     Securities Purchase Agreement dated December 29, 1999, between
                 iBIZ and Globe United Holdings, Inc.
    10.19(3)     7% Convertible Debenture Due December 29, 2004, between iBIZ and Globe United Holdings, Inc.
    10.20(3)     Warrant dated December 29, 1999
    10.21(3)     Registration Rights Agreement dated December 29, 1999, between
                 iBIZ and Globe United Holdings, Inc.
    10.22(3)     Subscription Agreement for Common Stock of iBIZ Technology
                 Corp.
    10.23(4)     Master Distribution Agreement dated January 12, 2000, between
                 iBIZ and Harsper Co. Ltd.
    10.24(5)     Letter Agreement dated December 14, 1999, between iBIZ and
                 Josephthal & Co., Inc.
    10.25(5)     Financial Project Management Agreement dated January 20, 2000, between iBIZ and Equinet, Inc.
    10.26(6)     Securities Purchase Agreement dated March 27, 2000, between
                 iBIZ and Lites Trading, Co.
    10.27(6)     7% Convertible Debenture Due March 27, 2000, between iBIZ and
                 Lites Trading, Co.
    10.28(6)     Warrant dated March 27, 2000
    10.29(6)     Registration Rights Agreement dated March 27, 2000, between
                 iBIZ and Lites Trading, Co.
    10.30(6)     Letter Agreement dated March 27, 2000, from Globe United
                 Holdings to iBIZ
    10.31(8)     Financial Consulting Services Agreement dated June 16, 2000 with Travis Morgan Securities.
    10.32(8)     Agreement with the Partnership of Sklar and Ruzycki dated
                 July 6, 2000.
    10.33(4)     Form of Warrant dated August 30, 2000 (six warrants by and between iBIZ Technology Corp., and various warrant holders)
    10.34(3)     Form of Warrant dated May 17, 2000 (four warrants by and
                 between iBIZ Technology Corp., and various warrant holders)
    10.35(9)     Subscription Agreement for Notes Convertible into Common Stock of iBIZ Technology Corp.
    10.36(9)     Form of 8% Convertible Notes Due Oct. 30, 2002
    10.37(9)     Funds Escrow Agreement
    10.38(9)     Form of Warrant dated Oct. 30, 2000.
    21.01(1)     Subsidiaries of Registrant
    23.04(9)     Consent of Moffitt & Company
    27.02(7)     Financial Data Schedule
    99.01(9)     Press Release dated January 12, 2001
--------------------------------------------------------------------------------

---------------
(1) Incorporated by reference from iBIZ's Form 10-SB, File No. 027619, filed with the SEC on October 13, 1999
(2) Incorporated by reference from iBIZ's Form 10-SB/A, File No. 027619, filed with the SEC on December 1, 1999.
(3) Incorporated by reference from iBIZ's Form SB-2, File No. 333-94409, filed with the SEC on January 11, 2000.
(4) Incorporated by reference from iBIZ's Form 10-KSB, File No. 027619, filed with the SEC on January 27, 2000.
(5) Incorporated by reference from iBIZ's Form 10-QSB, File No. 027619, filed with the SEC on March 16, 2000.
(6) Incorporated by reference from iBIZ's Form SB-2, File No. 333-34936, filed with the SEC on April 17, 2000.
(7) Incorporated by reference from iBIZ's Form 10-QSB, File No. 027619, filed with the SEC on September 14, 2000.
(8) Incorporated by reference from iBIZ's Form 10-QSB, File No. 027619, filed with the SEC on July 27, 2000.
(9)      Filed herewith.



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